Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

September 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	Cadrenal Therapeutics, Inc.

Registration Statement on Form S-1

Submitted on August 23, 2022

CIK No. 0001937993

Ladies and Gentlemen:

On behalf of Cadrenal Therapeutics, Inc. (the “Company”), set forth below is information in response to the fourth bullet point in comment number 6 contained in the letter to the Company dated August 30, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 that was confidentially submitted to the Commission on August 23, 2022. The supplemental response set forth below is based upon information provided to Blank Rome LLP by the Company.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

DETERMINATION OF FAIR VALUE OF COMMON STOCK

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement on Form S-1 that is being filed with the Commission contemporaneously with this letter on September 22, 2022 (“Registration Statement”) entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—“Stock-Based Compensation” and “Determination of the Fair Value of Common Stock” (the “MD&A”) and appears on pages 65 through 66 of the Registration Statement.

United States Securities and Exchange Commission

September 22, 2022

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s stock options has been determined by the Company’s Board of Directors (the “Board”). Because there has been no public market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board has determined the fair value of the common stock by considering a number of objective and subjective factors, including an independent third-party valuation as of May 31, 2022.

Management notes that during the period of time from our independent third-party valuation on May 31, 2022 through the date of this response, we do not have any financing events indicating a certain fair value of our common stock and we have not had any material developments from a science, regulatory or commercial standpoint. During this time, we hired a Chief Medical Officer in August 2022, we established a scientific advisory board over the last four months, and took various progressive steps to file our Draft Registration Statement on Form S-1 and get ready for Form S-1 effectiveness with the Commission.

At each equity award grant date which occurred during the July 2022 to September 2022 time period, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. Please note that no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of the Company’s progress toward an initial public offering (“IPO”) and the probabilities of completing an IPO led to the changes in the fair value of the underlying common stock. We used a probability of IPO weighted model leading up to our planned IPO from our last 409a valuation dated May 31, 2022. The following probability percentages were used at the following dates:

●	May 31, 2022 – [***] % probability

●	June 30, 2022 – [***] % probability

●	July 31, 2022 – [***] % probability

●	August 30, 2022 – [***] % probability

●	Subsequent to this filing – 100% probability

The estimated initial public offering price (the “IPO Price”) of $5.00 per share has been estimated based on a number of factors, including current market conditions and input received from Boustead Securities, LLC (the “Underwriter”), including discussions on September 15, 2022 among representatives of the Company and representatives of the Underwriter.

The estimated IPO Price does not take into consideration the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the IPO Price was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Underwriter.

United States Securities and Exchange Commission
September 22, 2022

Equity Grants and Common Stock Valuations

Information regarding equity grants to the Company’s employees and consultants since inception is summarized in the following table:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share		Common Stock Fair Value Per Share for Financial Reporting	Aggregate Grant Date Fair Value for Financial Reporting
7/11/2022	600,000	$0.64	$	[***]	$222,000
8/18/2022	400,000	$0.64	$	[***]	$833,600

Grant Date	Number of Common Shares Granted	Common Stock Fair Value Per Share for Financial Reporting	Aggregate Grant Date Fair Value for Financial Reporting
7/11/2022	46,875	[***]	$30,000
8/18/2022	80,000	[***]	$200,000
9/16/2022	100,000	[***]	$375,000

Conclusion

As detailed in the Registration Statement and based on the above analysis, the Company respectfully submits to the Staff that it has fully complied with the applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company will continue to monitor the topic for financial reporting purposes as it prepares its financial statements for the three and nine months ended September 30, 2022 and determine whether further adjustment is appropriate.

The Company advises the Staff that for stock-based compensation accounting purposes, the Company intends to use the IPO Price to value any additional stock options granted hereafter until the time that there is a public market for its common stock.

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Hank Gracin at (212) 885-5362.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Quang Pham
Chief Executive Officer, Cadrenal Therapeutics, Inc.